Exhibit 99.1

Phoenix New Media Announces Yidian’s Receipt of License for Internet News Information Services and Financing Updates

BEIJING, China, October 31, 2017 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced that Beijing Yidianwangju Technology Co., Ltd. (“Yidian”), in which ifeng has invested in the preferred shares of Particle Inc. (“Particle”), the holding company of Yidian, received the License for Internet News Information Service (the “License”) from the Cyberspace Administration of China (the “CAC”) on October 31, 2017.

This is the first License issued by CAC since the new Provisions for the Administration of Internet News Information Services went into effect on June 1, 2017. The License issued to Yidian is applicable to both PC and mobile news services. In addition to news services, this License also explicitly authorizes Yidian to operate Yidianhao, Yidian’s we-media platform, in China.

The Company views the License as an official recognition of Yidian’s credibility, which will further differentiate Yidian from other internet news service providers in China. With the License, the Company expects Yidian will gain additional competitive advantages in channel expansion, partnership establishment, content operation, and we-media development.

Yidian is an affiliated consolidated entity of Particle and owns Yidian Zixun, a rapidly-growing personalized news and life-style information application in China, which allows users to efficiently define and explore individualized content over mobile devices. The Company currently owns certain preferred shares of Particle which represent approximately 41.8% of the total outstanding shares of Particle on an as-if converted basis.

Yidian’s receipt of the License fulfills a prerequisite for equity investment in Particle from Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd. (“Long De”), a company affiliated with Beijing Culture Investment Development Group Co., Ltd.

Pursuant to the agreement among the Company, Particle and Long De, as soon as possible after Yidian’s receipt of the License, the Company will assign to Long De or its designated affiliate the Company’s rights under a term loan granted to Particle in August 2016 with a principal amount of US$14.8 million (the “Loan”), and Long De or its affiliate will have the right to convert all or a portion of the Loan into Series D1 preferred shares of Particle. Long De or its affiliate will pay the Company approximately US$17.0 million for the Loan assignment. Pursuant to the agreement, Long De or its affiliate will also subscribe for Series E preferred shares and warrants of Particle that represent 7.69% of the total shares outstanding of Particle on an as-if converted basis for an aggregate price of approximately US$73.5million (assuming full exercise of the warrants). Upon completion of the conversion of the Loan, subscription for the Series E preferred shares and exercise of the warrants by Long De or its affiliate as defined in the agreement (the “Series E Transactions”), Long De will own approximately 10.0% of the total shares outstanding of Particle on an as-if converted basis for an aggregate price of approximately US$90.4 million; and the Company’s equity interest in Particle is expected to decrease to 37.6% of the total shares outstanding of Particle on an as-if converted basis.

The Company expects that after completion of the Series E Transactions, Yidian will be able to accelerate its progress in talent acquisition, brand building, and user experience optimization, thus improving its financial and operating performance and generating incremental value for all of its stakeholders.

Mr. Shuang Liu, CEO of Phoenix New Media, stated, “As the single largest preferred shares holder of Yidian, we are proud to know that Yidian has been awarded the License. It is a major milestone in Yidian’s development. We expect it will further boost the synergy between ifeng and Yidian in content development, advertising sales and algorithm improvement. Going forward, we believe the License should also open up additional opportunities for Yidian to strengthen strategic partnerships with content providers and handset manufacturers.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading application, fashion application and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Nicole Shan

Email: investorrelations@ifeng.com

ICR, Inc.

Rose Zu

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com